Exhibit 99.1

VOTE BY MAIL OR FAX QUICK ««« EASY ««« IMMEDIATE
HOW TO VOTE YOUR SHARES OF
VIATEL HOLDING (BERMUDA) LIMITED
Vote Your Proxy by mail:
Mark, sign and date your proxy card and return it in the postage-paid pre-addressed envelope provided to Proxy Services, Continental Stock Transfer & Trust Co., 8th Floor, 17 Battery Place, New York, NY 10004 no later than twenty four hours before the time appointed for the aforesaid Special General Meeting.
Vote Your Proxy by Fax:
This form of proxy must be faxed to 1-212-509-5152 no later than 11.00 am (Bermuda local time) on Tuesday, June 6, 2006.
PLEASE DO NOT RETURN THE PROXY CARD IF YOU ARE VOTING BY FAX
▼ FOLD AND DETACH HERE AND READ THE REVERSE SIDE ▼

Resolutions:	PROXY VIATEL HOLDING (BERMUDA) LIMITED THE BOARD OF DIRECTORS RECOMMENDS A VOTE FOR ITEMS 1, 2, AND 3.	Please mark your votes like this	☒

1.
That the transfer of (i) one-half of certain of the Company’s European long haul network assets; (ii) all of the Company’s long haul network assets in Germany forming the network stretch known as PEN 3; and (iii) certain revenues linked to specified existing wholesale customer contracts to Global Voice Group Limited (“Global Voice”), as otherwise described and/or referred to in the chairman’s letter circulated to the shareholders of the Company and dated May 17, 2006 (“Chairman’s Letter”) and on the terms and conditions set out in the Transaction Documents (the material terms of which are described in the Chairman’s Letter) (the “Transaction”) be and are hereby approved subject to such non-material amendments, variations or waivers as any Director or Officer of the Company (acting individually or together) or any duly authorised committee of the Company in their absolute discretion think fit;

	FOR ☐	AGAINST ☐	ABSTAIN ☐	2.
That any one Director or Officer of the Company be and hereby is authorised to take all necessary or desirable steps to negotiate, conclude, implement, execute and give effect to any document, deed, act or thing pursuant to or otherwise in connection with the Transaction and the Transaction Documents; and
					FOR ☐	AGAINST ☐	ABSTAIN ☐
3.
That any and all actions of the Directors and Officers of the Company acting individually or together with another to date in connection with the Transaction be and are hereby approved, ratified, confirmed and adopted in all respects as actions taken for and on behalf of the Company.
					FOR ☐	AGAINST ☐	ABSTAIN ☐

			Indicate changes below: Address Change? Mark Box				☐

COMPANY ID:

PROXY NUMBER:

ACCOUNT NUMBER:

Signature	Date	, 2006.

NOTE: If signing as attorney, executor, administrator, trustee, guardian or the like, please give your full title as such. If signing for a corporation, please give your title.

VIATEL HOLDING (BERMUDA) LIMITED
(the “Company”)
SPECIAL GENERAL MEETING OF SHAREHOLDERS
Wednesday, June 7, 2006
11.00 am
(Bermuda time)
APPLEBY SPURLING HUNTER
Canon’s Court
22 Victoria Street
Hamilton HM12
Bermuda
▼FOLD AND DETACH HERE AND READ THE REVERSE SIDE▼

Viatel Holding (Bermuda) Limited
Canon’s Court
22 Victoria Street

Hamilton HM12, Bermuda	proxy

This proxy is solicited by the Board of Directors for use at the Special General Meeting of the Company on Wednesday, June 7, 2006 or at any adjournment thereof.
I/We, HEREBY APPOINT                                        , or failing whom the Chairman of the Special General Meeting (the “Chairman”), as my/our proxy to represent me/us and to vote on my/our behalf at the Special General Meeting of the Company to be held on Wednesday, June 7, 2006 and at any adjournment thereof and to vote for me/us as indicated in the boxes below.
In the absence of instructions, the proxy may vote or abstain from voting as he or she thinks fit on the resolutions below (the “Specified Resolutions”).
Should any resolution or other business, other than the Specified Resolutions, be proposed at the Special General Meeting by the Chairman (including any motion to adjourn the Special General Meeting or any amendments to the Specified Resolutions), the proxy may vote thereon as he or she thinks fit.
Please complete using ink and indicate your vote with an “x” in the space provided.
PLEASE DATE, SIGN AND MAIL OR FAX AT ONCE.
See reverse for voting instructions.